UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

RPC, Inc.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

749660 10 6

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 984-7617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,199,461
8	Shared Voting Power 124,689,417*
9	Sole Dispositive Power 5,199,461
10	Shared Dispositive Power 124,689,417*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,888,878*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.0 percent*
14	Type of Reporting Person IN

*

Includes the following shares of Company common stock: (a) 69,091 shares of the Company Common Stock held in a charitable trust of which he is a co- trustee and as to which he shares voting and investment power; (b) 78,700,000 shares held by LOR, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 8,355,000 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC) (e) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the manager of RCTLOR, LLC), (f) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (g) 544,980 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his deceased brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (h) 4,815,173 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.), (i) 3,224,505 shares held by a revocable trust established by Mr. Gary W. Rollins, as to which he is the sole trustee; (j) 10,905,886 shares held by eight trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins; and (k) 1,404,028 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). Also includes 2,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 889,242
8	Shared Voting Power 0
9	Sole Dispositive Power 889,242
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 889,242
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.4 percent
14	Type of Reporting Person OO

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 78,700,000
8	Shared Voting Power 25,022,784*
9	Sole Dispositive Power 78,700,000
10	Shared Dispositive Power 25,022,784*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,722,784*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 47.9 percent*
14	Type of Reporting Person CO

*

Includes the following shares of Company common stock: (a) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC); (b) 15,677,032 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (c) 8,355,000 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (d) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 101,510
8	Shared Voting Power 0
9	Sole Dispositive Power 101,510
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,510
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person OO

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 8,355,000
8	Shared Voting Power 0
9	Sole Dispositive Power 8,355,000
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,355,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.9 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0 percent
14	Type of Reporting Person CO

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15,677,032
8	Shared Voting Power 0
9	Sole Dispositive Power 15,677,032
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,677,032
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 7.2 percent
14	Type of Reporting Person OO

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 544,980
8	Shared Voting Power 0
9	Sole Dispositive Power 544,980
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 544,980
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.3 percent
14	Type of Reporting Person PN

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,224,505
8	Shared Voting Power 0
9	Sole Dispositive Power 3,224,505
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,505
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,815,173
8	Shared Voting Power 0
9	Sole Dispositive Power 4,815,173
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,173
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 2.2 percent
14	Type of Reporting Person PN

Item 1.	Security and Issuer

This Amendment No. 19 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, Amendment No. 12 filed on July 2, 2020, Amendment No. 13 filed on August 21, 2020, Amendment No. 14 filed on December 9, 2020, Amendment No. 15 filed on March 5, 2021, Amendment No. 16 filed on May 6, 2021, Amendment No. 17 filed on June 14, 2021, and Amendment No. 18 filed on January 24, 2022 (collectively, the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.	Identity and Background

1.             (a)            Gary W. Rollins is a reporting person filing this statement.

(b)            His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)            His principal occupation is Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)            None.

(e)            None.

(f)            United States.

2.           RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)            None.

(e)            None.

3.           LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

4.           LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

5.           RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

6.           Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

7.           RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

8.           1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

9.           The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

10.           WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

11.           WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)            None.

(e)            None.

12.           (a)             Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)            His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)            None.

(e)            None.

(f)            United States.

13.           (a)            Amy R. Kreisler is a director and a Vice President of LOR, Inc., which is a reporting person filing this statement. She is also a director and an officer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

14.           (a)            Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)           His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)            His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)            None.

(e)            None.

(f)            United States.

15.           (a)          Pamela R. Rollins is a director and a Vice President of LOR, Inc., which is a reporting person filing this statement. She is also a director and an officer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)        Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

16.           (a)           Timothy C. Rollins is a director and a Vice President of LOR, Inc., which is a reporting person filing this statement. He is also a director and an officer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)            1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            His principal occupation is Vice President of Rollins Investment Company, LLC (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)           None.

(e)            None.

(f)            United States.

17.         Thirteen family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

18.           (a)           Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement. He is also a director of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)            His business address is 385 Kimberly Avenue, Asheville, NC 28804.

(c)            His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)            None.

(e)            None.

(f)            United States.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

(a)                See the cover pages to this Amendment.

(b)

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 5,400,395 shares of Company Common Stock (2.5%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 2,369,763 shares and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Ms. Kreisler is a co-trustee.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 4,566,142 shares of Company Common Stock (2.1%). She has sole voting and dispositive power with respect to 1,535,510 shares, and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Ms. Rollins is a co-trustee.

Mr. Timothy C. Rollins beneficially owns 4,350,201 shares of Company Common Stock (2.0%). He has sole voting and dispositive power with respect to 1,036,263 shares, and shared voting and dispositive power with respect to 3,313,938 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which he is a co-trustee, 1,530 shares of Company Common Stock held by his spouse, 387,631 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee and 281,776 shares of Company Common Stock held of record by minor children under Uniform Transfers to Minors Act accounts, over which he possesses voting and dispositive power as custodian of the accounts. Excludes 1,171 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994, as to which Mr. Rollins is a co-trustee.

The 1976 RRR Trusts beneficially own 544,980 shares of Company Common Stock (0.3%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 544,980 shares. These shares include 544,980 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

WNEG Management Company, LLC beneficially owns 4,815,173 shares of Company Common Stock (2.2%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 4,815,173 shares. These shares include 4,815,173 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 69,091 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 69,091 shares. These shares include 69,091 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

(c)           Except as previously noted in the Schedule 13D, as amended, and as set forth below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof or since January 27, 2022. Except as set forth below, the following reporting persons have sold shares of Company common stock into the open market pursuant to Rule 144 under the Securities Act of 1933, as amended:

●	On March 16, 2022, Rollins Holding Company, Inc. sold 365,000 shares at a weighted average price per share of $9.6633.

●	On March 17, 2022, Rollins Holding Company, Inc. sold 500,000 shares at a weighted average price per share of $9.8618.

●	On March 18, 2022, Rollins Holding Company, Inc. sold 335,000 shares at a weighted average price per share of $9.8234.

●	On March 21, 2022, Rollins Holding Company, Inc. sold 350,000 shares at a weighted average price per share of $10.4018.

●	On March 22, 2022, Rollins Holding Company, Inc. sold 415,000 shares at a weighted average price per share of $9.9352.

●	On March 23, 2022, Rollins Holding Company, Inc. sold 350,000 shares at a weighted average price per share of $10.3194.

●	On March 24, 2022, Rollins Holding Company, Inc. sold 229,785 shares at a weighted average price per share of $10.3911.

●	On March 24, 2022, RFT Investment Company, LLC sold 70,000 shares at a weighted average price per share of $10.1959.

(d)           None.

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)                          Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins
Date: April 4, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P.

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

/s/ Gary W. Rollins
Date: April 4, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P.